This prospectus supplement is subject to completion or amendment

Prospectus Supplement (To Prospectus dated April 4, 2001)	Filed pursuant to Rule 424(b)(5) Registration Statement No. 333-13182

$•
United Utilities PLC
•% Notes due 2018

The notes will bear interest at the rate at •% per year. United Utilities will pay interest on the notes on June 19 and December 19 of each year, beginning on December 19, 2003. The notes will mature on June 19, 2018 unless redeemed before that date. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000. Interest on the notes will accrue from June 19, 2003.

We intend to apply to list the notes on the London Stock Exchange in accordance with its rules.

Investing in the notes involves risks.
See “Risk Factors” beginning on page S-4.

	Price to Public	Underwriting Discounts and Commissions	Proceeds (before expenses) to United Utilities PLC

Per security	•	•%	•%
Total	$•	$•	$•

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved these debt securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriter expects that the notes will be delivered in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V. as operator of the Euroclear system and Clearstream Banking, S.A., Luxembourg, on or about June 19, 2003.

UBS Investment Bank

The date of this prospectus supplement is June 16, 2003.

TABLE OF CONTENTS
Prospectus Supplement

Prospectus

You should only rely on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we have previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since that date.

The distribution of this prospectus supplement and the attached prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the attached prospectus do not constitute an offer, or an invitation on our behalf or on behalf of the underwriter, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting” below.

References in the attached prospectus to Bankers Trust Company should be read as referring to Deutsche Bank Trust Company Americas, and references in the attached prospectus to United Utilities Water Limited and Norweb plc as principal subsidiaries should be read as referring to United Utilities Water PLC and United Utilities Electricity PLC, respectively.

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INFORMATION ABOUT UNITED UTILITIES PLC

Certain information, including:

•	our Annual Report on Form 20-F for the year ended March 31, 2003, filed on June 9, 2003;

•	certain other of our reports on Form 6-K

have been, or in the future may be, incorporated by reference into this prospectus supplement and the prospectus. We refer you to the important information contained in those documents. See “Where You Can Find More Information About Us” in the accompanying prospectus.

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RISK FACTORS

Investing in the notes involves risk. In addition to the risk factors described in our annual report on Form 20-F for the year ended March 31, 2003, which is incorporated by reference in this prospectus supplement, you should carefully consider the risk factors described below, in addition to the other information contained or incorporated by reference in this prospectus supplement, before making an investment decision.

No limitation on issuing senior or pari passu securities
There is no restriction on the amount of securities which we may issue which rank senior to or pari passu with the notes being offered hereby. The issue of any such securities may reduce the amount recoverable by holders of the notes in the event we are wound up or become bankrupt or may increase the likelihood of a deferral of payments under the notes.

Holding company structure
Because we are a holding company, our rights to participate in the assets of any subsidiary if it is liquidated will be subject to the prior claims of its creditors, except to the extent that we may be a creditor with recognized claims ranking ahead of or pari passu with such prior claims against the subsidiary. Our ability to make payments on debt obligations and pay certain operating expenses may be dependent on the receipt of dividends from our subsidiaries. Certain of our subsidiaries have regulatory restrictions that can limit the payment of dividends.

Absence of prior public markets
The notes being offered hereby constitute a new issue of securities by us. Prior to this issue, there will have been no public market for the notes. Although we intend to apply for the notes to be listed on the London Stock Exchange, there can be no assurance that an active public market for the notes will develop and, if such a market were to develop, the notes may trade at prices that are higher or lower than their initial offering price, depending on many factors, including changes in market and economic conditions and our financial condition and prospects and other factors that generally influence the market prices of securities.

The underwriter has advised us that it currently intends to make a market in the senior notes. However, the underwriter is not obligated to do so and may discontinue any market-making activity at any time without notice. Accordingly, there can be no assurance regarding any future development of a trading market for the notes or the ability of holders of the notes to sell their notes at all or the price at which such holders may be able to sell their notes.

The notes will rank below our secured debt and the liabilities of our subsidiaries
The notes will be our unsecured obligations and will rank equal in right of payment to all other existing and future unsecured indebtedness of United Utilities PLC. The notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness and to any indebtedness of our subsidiaries to the extent of the assets of those subsidiaries. Further the indenture does not limit our ability to create additional indebtedness or to secure any such indebtedness with additional assets. If we incur additional indebtedness and secure such indebtedness with our assets, your rights to receive payments under the notes will effectively be junior to the rights of the holders of such future secured indebtedness.

The notes are obligations exclusively of United Utilities PLC. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations. Our right as an equity holder of such subsidiaries to receive any of the assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors. The notes do not restrict the ability of our subsidiaries to incur additional indebtedness. In addition, the notes are unsecured. Thus, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

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CERTAIN TERMS OF THE NOTES

The following summary of certain terms and provisions of, and arrangements relating to, the notes supplements the description of the notes set forth in the accompanying prospectus under the heading “Description of the Debt Securities We May Offer.” If the following summary and the description in the accompanying prospectus conflict, the following summary shall govern.

•	Title: •% Notes due 2018.

•	Total principal amount being issued: $250,000,000.

•	Issuance date: June 19, 2003.

•	Due date for principal: June 19, 2018.

•	Interest rate: •% per annum.

•	Date interest starts accruing: June 19, 2003.

•	Interest due dates: June 19 and December 19.

•	Regular record dates for interest: Every May 31 and November 30, beginning November 30, 2003.

•	First interest due date: December 19, 2003.

•	Ranking: The notes will rank equally with all the other unsecured and unsubordinated indebtedness of United Utilities PLC.

•
Clearance And Settlement: The notes will be issued in the form of one or more global notes that will be deposited with DTC as its nominee on the closing date. This means that we will not issue certificates to each holder. DTC will keep a computerized record of the participants (for example, your broker) whose clients have purchased the notes, and each participant will also keep a record of its clients who have purchased the notes. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred; DTC, its nominees, and their successors may, however, transfer a global note as a whole to one another. We will not issue certificated notes except in limited circumstances.

•
Trading through DTC, Clearstream, Luxembourg and Euroclear: Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Banking, société anonyme, in Luxembourg (“Clearstream, Luxembourg”), customers and/or Euroclear Banks S.A./N.V. (“Euroclear”) participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

•	Listing: We intend to apply to list the notes on the London Stock Exchange in accordance with its rules.

•
Redemption at our Option: We may redeem the notes, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes plus accrued interest to the date of redemption or (ii) the sum of the present values of the remaining payments on the notes discounted to the redemption date at the U.S. Treasury rate plus 15 basis points, in each case together with accrued interest at the redemption date. See “Description of the Debt Securities We May Offer — Special Situations — Redemption at our Option” on page 17 of the attached prospectus.

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•
Optional Tax Redemption: The notes are redeemable at a redemption price equal to 100% of the principal amount of the notes together with accrued interest, if any, to the date fixed for redemption as described under “Description of the Debt Securities We May Offer — Special Situations — Optional Tax Redemption” on page 18 of the attached prospectus. The provisions for optional tax redemption described therein will apply to changes in tax treatment occurring after the issuance date.

•	Defeasance: The notes will be subject to defeasance and discharge provisions in the indenture as described in the accompanying prospectus under “Covenants — Defeasance and Discharge.”

•
Further issuances: We may, at our option, at any time and without the consent of the then existing noteholders issue additional notes in one or more transactions subsequent to the date of this prospectus supplement with terms (other than the issuance date, issue price and, possibly, the first interest payment date) identical to the notes issued hereby. These additional notes will be deemed to be part of the same series as the notes offered hereby and will provide the holders of these additional notes the right to vote together with the holders of the notes issued hereby.

•
Trustee: We will issue the notes under an indenture to be entered into with Deutsche Bank Trust Company Americas, as trustee, which is referred to on page 10 of the attached prospectus. References to Bankers Trust Company in the attached prospectus should be read as referring to Deutsche Bank Trust Company Americas.

•	Net proceeds: The net proceeds will be $•.

•	Governing law and jurisdiction: The indenture and the notes are governed by New York law.

USE OF PROCEEDS

The net proceeds to United Utilities PLC from the sale of the notes are expected to be • after deduction of underwriting discounts and commissions and before other expenses of the offering of the notes. We intend to add the net proceeds to our funds to be used for general corporate purposes.

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SELECTED FINANCIAL INFORMATION

The selected financial data set out below was extracted or derived from the consolidated financial statements contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, such consolidated financial statements and their accompanying notes, together with the operating review and the financial review contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003, incorporated by reference herein.

We prepare our consolidated financial statements in accordance with UK GAAP, which differs in certain respects from US GAAP. Included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 is a description of the significant differences between UK GAAP and US GAAP applicable to us and reconciliations of profit after taxation (or net income) and equity shareholders’ funds (or shareholders’ equity) and the financial position under UK GAAP and those under US GAAP. The selected financial information set forth below includes a summary of our selected consolidated financial data reconciled to present amounts in accordance with US GAAP.

During the year the group reviewed its policy in respect of accounting for network capacity sales. Your Communications owns a telecommunication network and where there is excess capacity it may sell this capacity to third parties. Previously, where substantially all of the risks and rewards of ownership were transferred to the purchaser over the economic life of the asset, these transactions had been accounted for as a sale and recognized in turnover when all relevant conditions of the contract had been met. Having reviewed current accounting practice, the group concluded that an accounting policy which treats such transactions as grants of operating leases (unless legal title passes) rather than as sales, is more appropriate as it reflects the long-term nature of the transaction. The current policy is aligned with the subsequently issued Urgent Issues Task Force Abstract No. 36 ‘Contracts for sales of capacity’.

This change in our accounting policy under UK GAAP with respect to telecommunications network capacity sales is described in note 1(a) to our consolidated financial statements contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003. Consequently, the results under UK GAAP shown for the financial years 2002, 2001, 2000 and 1999 have been restated. The telecommunications network capacity sales change in accounting policy results in a UK GAAP policy that is aligned to US GAAP. Under UK GAAP, our group has adopted Urgent Issues Task Force Abstract No. 34 ‘Pre-contract costs’, the application of which is reflected in reported results for the financial years 2002, 2001, 2000 and 1999. The UK GAAP accounting policy for Pre-contract costs is aligned to US GAAP.

The discontinued operations within the selected financial data relate to the sale of the energy supply business in August 2000.

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Selected Consolidated Financial Data

Amounts in accordance with UK GAAP

	2003(1)	2003		Restated(2) 2002		Restated(2) 2001		Restated(2) 2000		Restated(2) 1999
	$	£		£		£		£		£

Financial year ended 31 March	(in millions, except for information given per share and per ADS)
Consolidated income statement data
Group turnover from continuing operations	2,968.5	1,878.8		1,786.2		1,490.9		1,564.3		1,458.4
Group turnover from discontinued operations(3)	–	–		–		201.5		792.0		818.5
Total group turnover	2,968.5	1,878.8		1,786.2		1,692.4		2,356.3		2,276.9
Exceptional items(4)	7.4	4.7		(11.9)		174.6		(31.0)		(31.9)
Net interest payable	365.6	231.4		230.6		220.3		206.0		203.2
Profit before tax	517.5	327.5		302.8		477.7		457.0		455.9
Profit after tax and minority interests	438.9	277.8		261.8		341.3		364.9		292.3
Dividends	(418.4)	(264.8)		(260.9)		(254.9)		(248.8)		(243.6)
Basic earnings per share	$0.79	50.0	p	47.3	p	61.9	p	66.3	p	53.4	p
Diluted earnings per share	$0.79	49.8	p	47.2	p	61.6	p	65.9	p	52.8	p
Dividend per share	$0.75	47.6	p	47.0	p	46.1	p	45.2	p	44.3	p
Dividend per ADS(6)	$1.50	95.2	p	94.0	p	92.2	p	90.4	p	88.6	p
Average number of ordinary shares in issue – basic (million)		556.1		553.5		551.1		550.2		547.2
Average number of ordinary shares in issue – diluted (million)		557.6		555.2		553.7		553.6		554.1

	2003(1)	2003	Restated(2) 2002	Restated(2) 2001	Restated(2) 2000	Restated(2) 1999
	$m	£m	£m	£m	£m	£m

As at 31 March
Consolidated balance sheet data
Total assets	13,257.8	8,391.0	7,665.5	7,485.7	6,888.8	6,633.1
Long-term obligations	6,961.8	4,406.2	3,772.5	3,335.5	2,760.0	2,623.9
Equity shareholders’ funds	4,003.1	2,533.6	2,519.2	2,583.0	2,354.8	2,238.3
Share capital and share premium	1,944.7	1,230.8	1,227.5	1,209.5	1,195.6	1,192.0

	2003(1)	2003		Restated(2) 2002		Restated(2) 2001		Restated(2) 2000		Restated(2) 1999
	$m	£m		£m		£m		£m		£m

Financial year
Other financial data
Adjusted basic earnings per share(7)	$0.77	48.8	p	50.9	p	40.3	p	60.8	p	51.7	p
Adjusted diluted earnings per share(7)	$0.77	48.6	p	50.7	p	40.1	p	60.4	p	51.0	p
Ratio of earnings to fixed charges(8)		2.4	x	2.3	x	3.2	x	3.4	x	3.4	x
Interest cover(9)		2.4	x	2.3	x	3.2	x	3.2	x	3.2	x
Adjusted interest cover(10)		2.4	x	2.4	x	2.3	x	3.0	x	3.1	x
Net leverage(11)		57.1%		54.9%		52.1%		54.6%		51.6%

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Selected Consolidated Financial Data

Amounts in accordance with US GAAP

	2003(1)	2003		2002		2001		2000		1999
	$	£		£		£		£		£

Financial year ended 31 March	(in millions, except for information given per share)
Consolidated income statement data
Group turnover(12)	2,903.9	1,837.9		1,786.2		1,692.4		2,356.3		2,276.9
Operating profit from continuing operations before interest and tax(5)	787.0	498.1		463.1		422.5		524.3		521.5
Profit on disposal of businesses	–	–		–		167.0		–		–
Profit before tax from continuing operations	844.7	534.6		252.8		261.8		387.1		390.0
Profit after tax and minority interests from continuing operations(13)	656.8	415.7		150.2		72.6		372.8		232.7
Profit after tax and minority interests from discontinued operations(13)	–	–		–		125.2		43.6		29.2
Profit after tax and minority interests	656.8	415.7		150.2		197.8		416.4		261.9
Basic earnings per share from continuing operations(14)	$1.18	74.8	p	27.1	p	13.2	p	67.8	p	42.5	p
Basic earnings per share from discontinued operations(14)	–	–		–		22.7	p	7.9	p	5.4	p
Basic earnings per share	$1.18	74.8	p	27.1	p	35.9	p	75.7	p	47.9	p
Diluted earnings per share from continuing operations	$1.18	74.5	p	27.1	p	13.1	p	67.4	p	42.3	p
Diluted earnings per share from discontinued operations	–	–		–		22.7	p	7.9	p	5.3	p
Diluted earnings per share	$1.18	74.5	p	27.1	p	35.8	p	75.3	p	47.6	p
Average number of ordinary shares in issue – diluted (million)		558.2		555.2		552.3		553.0		550.5

	2003(1)	2003	2002	2001	2000	1999
	$m	£m	£m	£m	£m	£m

As at 31 March
Consolidated balance sheet data
Total assets	15,375.3	9,731.2	8,814.7	8,445.3	7,942.2	7,712.9
Long-term obligations	8,830.0	5,588.6	4,652.0	3,895.0	3,226.5	3,173.6
Shareholders’ equity	4,510.6	2,854.8	2,920.1	3,077.0	3,090.1	2,916.0
Capital stock	879.3	556.5	555.9	552.9	550.5	549.9

	2003		2002		2001		2000		1999

Financial year
Other financial data
Ratio of earnings to fixed charges(8)	3.1	x	2.0	x	3.0	x	3.3	x	3.1	x

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	2003(1)	2003	2002	2001	2000	1999

Financial year	$m	£m	£m	£m	£m	£m
UK GAAP
Business restructuring	(6.0)	(3.8)	(11.9)	(16.6)	(21.5)	–
Withdrawal from infrastructure management in the Americas	53.7	34.0	–	–	–	–
FRS 11 adjustment to carrying value of telecoms assets	(40.3)	(25.5)	–	–	–	–
Year 2000 costs	–	–	–	–	(9.5)	(31.9)
Profit on disposal of the energy supply business	–	–	–	191.2	–	–

Total	7.4	4.7	(11.9)	174.6	(31.0)	(31.9)

	2003(1)	2003	2002	2001	2000	1999

Financial year	$m	£m	£m	£m	£m	£m
US GAAP
Continuing operations
Business restructuring	(6.0)	(3.8)	(11.9)	(16.6)	(21.5)	–
Withdrawal from infrastructure management in the Americas	(6.8)	(4.3)	–	–	–	–
Year 2000 costs	–	–	–	–	(7.1)	(26.5)
Currency translation adjustment	(10.7)	(6.8)	(41.3)	–	–	–

Total	(23.5)	(14.9)	(53.2)	(16.6)	(28.6)	(26.5)

Discontinued operations
Profit on disposal of the energy supply business	–	–	–	167.0	–	–
Year 2000 costs	–	–	–	–	(2.4)	(5.4)

Total	–	–	–	167.0	(2.4)	(5.4)

(1)
US dollar amounts have been translated from sterling at the rate of £1.00 = $1.58, the Noon Buying Rate on March 31, 2003. These translations are not representations that pounds have been, could have been, or can in the future be converted into US dollars at this or any other rate of exchange and are solely for the convenience of the reader.

(2)
Under UK GAAP, the group has changed its accounting policy with respect to telecommunications network capacity sales, as described in note 1(a) to the consolidated financial statements. Consequently the results under UK GAAP have been restated. The telecommunications network capacity sales change in accounting policy results in a UK GAAP policy that is aligned to US GAAP. Under UK GAAP, the group has adopted Urgent Issues Task Force Abstract No. 34 ‘Pre-contract costs’, the application of which is reflected in the current and prior year reported results as described in note 1(a) of the consolidated financial statements. The UK GAAP accounting policy for Pre-contract costs is aligned to US GAAP.

(3)	Discontinued operations relate to the sale of the energy supply business in August 2000.

(4)	Exceptional items, which are disclosed separately under UK GAAP in accordance with Financial Reporting Standard No. 3 ‘Reporting Financial Performance’, comprise:

(5)
Operating profit from continuing operations before interest and tax is stated after the items from continuing operations scheduled below. The following table sets out the US GAAP equivalent to UK GAAP exceptional items (ie the restructuring charges, the profit on disposal of the energy supply business, withdrawal from infrastructure management in the Americas, adjustment to the carrying value of telecommunications assets and Year 2000 costs) from continuing and discontinued operations:

The amounts for business restructuring and Year 2000 costs are the same under UK and US GAAP.

For the withdrawal from infrastructure management in the Americas, the reduction under UK GAAP of £38.3 million relates to the provision at March 31, 2002 reflecting the group’s share of net liabilities in IEBA, the Argentine utility. In the year ended March 31, 2003, the group concluded it no longer had a participating interest and therefore ceased to account for the investment as a joint venture, with the resulting release of the £38.3 million (restated for Urgent Issues Task Force Abstract No. 34 ‘Pre-contract costs’) share of liabilities included within provisions. Under US GAAP, no share of liabilities was recorded at March 31, 2002 as an investor should discontinue recording losses of an investment when the investment has been reduced to zero, unless the investor has an obligation or commitment to fund these liabilities.

The currency translation adjustments under US GAAP relate to Argentina. Under UK GAAP, currency translation adjustments on net borrowings used to finance foreign investments are taken to the statement of total recognized gains and losses to offset the foreign exchange exposure. Under US GAAP, this offset is not available since the group elected not to designate derivative instruments as hedges in the year ended March 31, 2002. In the year ended March 31, 2003, there is no currency translation adjustment resulting from the investment in IEBA since the investment had been reduced to zero at March 31, 2002.

The reduction under US GAAP on profit on disposal of the energy supply business in August 2000 of £24.2 million relates to a £36.0 million difference in the onerous contract provisions released on disposal due to the application of discounting under UK GAAP offset by £11.8 million due to the lower carrying value of goodwill under US GAAP which had been amortised. Under UK GAAP, goodwill had previously been written off to reserves, but on disposal it is included in the profit and loss account as a realised cost of disposal.

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Under UK GAAP, the group has performed an impairment review within its telecommunications business in accordance with FRS 11. This resulted in an exceptional adjustment to value of £25.5 million representing tangible assets of £14.6 million, intangible assets of £8.6 million and goodwill of £2.3 million. Under US GAAP, there was no indication of impairment of tangible or intangible assets in the telecommunications business on an undiscounted cash flow basis in accordance with SFAS 144. In addition, no impairment of goodwill under SFAS 142 was required.

(6)	Calculated based on a ratio of two ordinary shares to one American Depository Share (“ADS”).

(7)
Adjustments are made to profit to eliminate exceptional items, discontinued operations and goodwill amortisation in calculating adjusted earnings per share. A detailed calculation under UK GAAP is shown in note 10 to our consolidated financial statements. This adjusted measure has been included to provide information on the underlying business performance. Disclosure of adjusted earnings per share is expressly permitted under UK GAAP.

(8)
For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consists of profit on ordinary activities before tax before adjustment for minority interests in consolidated subsidiaries and profits or losses from joint ventures plus fixed charges and amortisation of capitalised interest less capitalised interest and minority interests. “Fixed charges” consists of interest expensed and capitalised plus amortised premiums, discounts and capitalised expenses related to indebtedness and the interest portion in rent expense.

(9)	Interest cover is calculated as the number of times the interest charge for the period is covered by profit before interest and tax.

(10)
Adjusted interest cover is calculated as the number of times the interest charge for the period is covered by profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax. This measure has been included to provide information on the ability of the underlying business to finance its operations.

(11)
Net leverage is defined as net debt (loans, finance leases and overdrafts less cash at bank and in hand and managed funds and short-term investments) as a percentage of net debt plus equity shareholders’ funds.

(12)
The difference between group turnover in 2003 under US GAAP of £1,837.9 million and group turnover under UK GAAP of £1,878.8 million is due to the revenue recognition difference between UK and US GAAP of £40.9 million as shown in note 36(m) of the summary of differences between UK and US GAAP in our Annual Report on Form 20-F.

(13)
The increase in profit after tax in 2003 under US GAAP is principally due to the gain on the movement of the fair value of derivative instruments of £198.3 million arising from reduced interest rates, compared with a charge of £41.6 million in 2002. This UK to US GAAP adjustment, along with other adjustments, is shown in the reconciliations of net income and shareholders’ equity between UK and US GAAP.

(14)	For the purposes of calculating basic earnings per share, the weighted average number of shares in issue under US GAAP is the same as under UK GAAP.

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CAPITALIZATION

The table below sets forth our consolidated capitalization as of April 25, 2003, as adjusted to give effect to this offering and the application of the net proceeds, as described in “Use of Proceeds.” You should read this table in conjunction with the consolidated financial statements and notes.

	As of April 25, 2003

	Actual	As Adjusted

	(In £ Millions)
	(unaudited)
Short-term debt
Short term debt (including overdrafts)	223.5
Current portion of long term debt	35.4

Total short term debt	258.9

Long-term debt
Long term debt, net of current portion	3,835.7

Total long term debt(1)	3,835.7

Shareholders’ Funds:(2)
Called up share capital	556.6
Share premium account	674.2
Profit and loss account	1,304.9

Total shareholders’ funds	2,535.7

Total capitalization(3)(4)	6,371.4

Notes:
(1)
As at May 14, 2003, the total long term debt increased from £3,835.7 million to £3,985.7 million following the issue by United Utilities Water PLC of £150 million fixed rate notes due 2018 under the group’s €4 billion euro medium term note programme.

(2)
As at April 25, 2003, the authorized share capital of United Utilities PLC was £800 million comprising 800 million ordinary shares of £1 nominal each. The allotted, called up and fully paid share capital of United Utilities PLC was £556,612,400 comprising 556,612,400 ordinary shares of £1 nominal each.

(3)
As at 25 April, 2003, United Utilities PLC guaranteed certain loans and overdrafts of group undertakings (included in the statement of consolidated capitalisation and indebtedness) up to a maximum amount of £715.8 million. There was no secured indebtedness.

(4)	Save as disclosed above, there has been no material change in the consolidated capitalization, indebtedness or contingent liabilities of our Group since April 25, 2003.

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TAXATION

This section discusses material US federal income tax and UK tax consequences of the ownership of the notes and replaces the corresponding sections in the accompanying prospectus. This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. We have assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. In particular, this discussion applies to investors that hold the notes as capital assets and does not address the tax treatment of investors that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, persons that control (directly or indirectly) 10 percent or more of our voting stock, persons that elect mark-to- market treatment, persons that hold the notes as a position in a straddle, conversion transacti on, synthetic security, or other integrated financial transaction, and persons whose functional currency is not the US dollar.

The statements regarding US and UK tax laws set forth below are based on the laws in force on the date of this prospectus, which are subject to change. You should consult your own adviser as to the tax consequences of the purchase, ownership and disposition of the notes in light of your particular circumstances, including the effect of any state, local or other national laws.

UK Taxation

The comments below, which are of a general nature and are based on current United Kingdom law and Inland Revenue practice describe certain United Kingdom taxation implications of acquiring, holding, or disposing of the notes. The comments apply only to persons who are the beneficial owners of the notes and some aspects do not apply to certain classes of person (such as dealers and persons connected with the Issuer) to whom special rules may apply. Prospective holders of the notes who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom are strongly advised to consult their professional advisers.

Interest on the notes

Payments of interest on the notes will be exempt from withholding or deduction for or on account of UK tax under the provisions of UK tax law relating to “quoted Eurobonds” provided that the notes are listed on a “recognised stock exchange” within the meaning of section 841 of the Income and Corporation Taxes Act 1988. The London Stock Exchange are currently recognised for these purposes. Accordingly, interest payments made on the notes, whether in global or registered form, will be payable without withholding or deduction for or on account of UK income tax provided the notes are listed on a “recognised stock exchange”.

Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

In other cases, and in particular if the debt security is not listed on a “recognised stock exchange”, interest would be paid after deduction of UK income tax at the lower rate (currently 20 per cent), subject to any direction to the contrary by the Inland Revenue under an applicable double tax treaty.

Payments of interest on a debt security will constitute UK source income for UK tax purposes and, as such, remain subject to UK income tax by direct assessment even though paid without deduction of any UK withholding tax. However, where the interest is paid without the deduction of any UK withholding tax, the interest will not be assessed to UK tax in the hands of holders of the notes who are not resident in the UK, except where such persons carry on a trade, profession or vocation in the UK through a UK permanent establishment (in the case of individuals through a branch or agency) in connection with which the interest is received and to which the notes are attributable in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the United Kingdom permanent establishment or on the branch or agency.

Taxation on Disposal of a debt security

If you are a holder of a debt security and are not resident (nor, if you are an individual, ordinarily resident) in the United Kingdom you normally will not be liable for UK taxation on capital gains realized on the sale or other disposal or redemption of such a debt security unless you carry on a trade, profession or vocation in the

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United Kingdom through a branch or agency and such debt security has been used or acquired for the purpose of such trade, profession or vocation, or such branch or agency.

Under the UK loan relationships legislation, certain corporate investors holding bonds (such as the notes) will be charged to tax, as income, on any accruing premium, discount or capital gain as well as accruing interest during the period of ownership, whether attributable to currency fluctuations or otherwise, broadly in accordance with their statutory accounting treatment.

If you are not a corporation which is a UK resident for tax purposes you will not be subject to this legislation unless you are carrying on a trade or business in the UK through a permanent establishment and you hold the notes in connection with such trade or business.

UK Stamp Duty (“Stamp Duty”) and Stamp Duty Reserve Tax (“SDRT”)

There is an exemption from Stamp Duty and SDRT in relation to “loan capital”. Where that exemption applies no Stamp Duty or SDRT is payable on the issue of any debt security or any transfer of, or an agreement to transfer full legal and beneficial ownership of any such debt security. The notes are covered by the “loan capital” exemption.

Proposed EU Withholding Tax Directives

On June 3, 2003, the Council of the European Union adopted a directive on the taxation of savings income. Pursuant to the directive, a member state of the European Union will be required to provide to the tax authorities of other member states information regarding payments of interest (or other similar income) paid by a person within its jurisdiction to individual residents of such other member states, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. Subject to certain conditions, the provisions of the directive will be effective as of January 1, 2005.

US Taxation

The following is a summary of the principal US federal income tax consequences relating to an investment in the notes. This summary addresses the tax consequences to a United States person who acquired the notes on their original issue at their original offering price. You are a United States person for U.S. federal income tax purposes if you are:

•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation, partnership or other entity organized under the laws of the United States or any political subdivision,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source or

•
a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

Interest on the Notes. If you are a United States person, the interest you receive on the notes will generally be subject to United States taxation and will be considered ordinary interest income.

Purchase, Sale and Retirement of the notes. Your basis in a global security for US federal income tax purposes generally will equal the cost of such global security to you. Upon the sale, exchange or retirement of a global security, United States persons generally will recognise gain or loss equal to the difference between the amount realised on the sale, exchange or retirement (less any accrued interest, which will be taxable as such) and their tax basis in the global security. If a United States person receives foreign currency in respect of the sale, exchange or retirement of a global security, the amount realised generally will be the US dollar value of the foreign currency received, calculated at the exchange rate in effect at the time of the sale, exchange or retirement. Any gain or loss that a United States person recognises on the sale, exchange or retirement of a global security generally will be long-term capital gain or loss if such United States person has held the global security for more than one year at the time of disposition. If you are an individual holder, the net amount of long-term capital gain

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generally will be subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

US Information Reporting and Backup Withholding. The paying agent will be required to file information returns with the IRS with respect to payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the Notes.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, to be entered into between United Utilities PLC and UBS Securities LLC for itself (the “Underwriter”), we have agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, the respective principal amount of notes shown after its name below.

Underwriter	Principal Amount

The underwriting agreement provides that the obligations of the underwriter are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to purchase all of the notes offered hereby if it purchases any of the notes.

We have been advised by the underwriter that the underwriter proposes to offer to sell some of the notes directly to the public at the initial public offering price set forth on the cover of this prospectus supplement and some of the notes to securities dealers at a discount from the initial public offering price not to exceed ____% of the principal amount of the notes. The underwriter may allow, and these securities dealers may re-allow, a concession not to exceed ____% of the principal amount of the notes on sales to other brokers or dealers.

The notes are a new issue of securities with no established trading market. We intend to apply to list the notes on the London Stock Exchange. The underwriter has advised us that it intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. Therefore the liquidity of the trading market of the notes may be low.

Furthermore, the underwriter may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions that any short sales have created. Short sales are the sale by the underwriter of a greater amount of notes than they are required to purchase in the offering. Stabilizing transactions are bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress. These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, it may discontinue them at any time. These transactions may be effected in the over-the-counter market or otherwise.

In the ordinary course of their respective businesses, the underwriter and its affiliates have engaged and may in the future engage in various banking and financial services for and commercial transactions with us and our affiliates.

We estimate that expenses, excluding underwriting discounts, will be approximately U.S. $380,000. We have agreed to indemnify the underwriter against various liabilities, including liabilities under the Securities Act of 1933.

Selling Restrictions

No action has been taken or will be taken in any jurisdiction, except in the United States, that would permit a public offering of the notes, or the possession, circulation or distribution of this prospectus supplement or the accompanying prospectus or any other material relating to this offering or the notes, in any jurisdiction where action for that purpose is required.

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In connection with any offering of notes outside of the United States, the underwriter has represented and agreed that it has not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

The underwriter has agreed that, in connection with the distribution of the notes, directly or indirectly (a) it has not offered or sold and, prior to the expiry of the period of six months from the date of the issue of the notes, will not offer or sell any such notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and (c) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (with the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of such notes in circumstances in which Section 21(1) of the FSMA does not apply to United Utilities plc.

Clearance And Settlement

The notes will be issued in the form of global notes that will be deposited with DTC on the closing date. This means that we will not issue certificates to each holder. We will issue one global note with respect to each series of notes to DTC. DTC will keep a computerized record of the participants (for example, your broker) whose clients have purchased the notes, and each participant will also keep a record of its clients who have purchased the notes. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred; DTC, its nominees, and their successors may, however, transfer a global note as a whole to one another. We will not issue certificated notes except in limited circumstances.

It is expected that delivery of the notes will be made against payment for them on or about June 19, 2003, which is the third business day following the date of this prospectus supplement. The settlement cycle is referred to as T+3. Beneficial interests in the global notes will be shown on, and transfers of the global notes will be made only through, records maintained by DTC and its participants. A description of DTC and its procedures is set forth under “Clearance and Settlement” in the attached prospectus.

We will wire principal and interest payments to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of the global notes for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global note. It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interest in the global note as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting right to direct participants whose accounts are credited with notes on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interest in the global note, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interest, as is the case with notes held for the account of customers registered in “street name”. However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

Settlement for the notes will be made by the underwriter in immediately available funds. All payments of principal and interest will be made in immediately available funds, except as otherwise indicated in this section.

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VALIDITY OF SECURITIES

Certain matters of United States and English law in connection with this offering will be passed upon for us by Cleary, Gottlieb, Steen & Hamilton. Certain matters of United States law in connection with this offering will be passed upon for the underwriter by Davis Polk & Wardwell.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended March 31, 2003 have been audited by Deloitte & Touche, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an emphasis of matter explanatory paragraph relating to the differences between accounting principles generally accepted in the United Kingdom and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of net income and the determination of shareholders’ equity and financial position and includes an explanatory paragraph relating to the restatements described in note 1(a)), which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The cons olidated financial statements of United Utilities for the years ended March 31, 2002 and 2001, before the restatements for the changes in accounting policy as explained in note 1(a), have been audited by KPMG Audit Plc, independent auditors, as set forth in their report thereon and incorporated by reference herein and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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PROSPECTUS

United Utilities PLC (a public limited company incorporated in England and Wales)

(“United Utilities”) $2,000,000,000 Debt Securities

We may offer up to $2,000,000,000 in aggregate principal amount of debt securities for sale through this prospectus.

We will provide the specific terms of the debt securities that we are offering in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. We may sell these securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be set forth in the accompanying prospectus supplement. The debt securities are expected to be listed on the New York Stock Exchange.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is 4 April, 2001

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ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing the “shelf” registration or continuous offering process. Under this shelf process, we may sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of US$2,000,000,000.

This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement containing specific information about the terms of the debt securities being sold. The prospectus supplement may also add to, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the debt securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information”.

When acquiring any debt securities discussed in this prospectus, you should rely on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference, see the discussion under the heading “Incorporation by Reference”. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the debt securities in any state where the offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of these documents.

We may sell the debt securities to underwriters who will sell the debt securities to the public on terms fixed at the time of sale. In addition, the debt securities may be sold by us directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase the debt securities, we reserve the right to accept and, together with our agents, to reject, in whole or in part, any of those offers.

The prospectus supplement will contain the names and addresses of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters, and the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be considered “underwriters” within the meaning of the Securities Act of 1933.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “we”, “us”, “our” or similar references mean United Utilities PLC and its subsidiaries, “Norweb” means NORWEB plc, “United Utilities Water” means United Utilities Water Limited, “Vertex” means Vertex Data Science Limited, “Norweb Telecom” means Norweb Telecom Limited, “United Utilities International” means United Utilities International Limited. References to “group” are to United Utilities PLC together with its consolidated subsidiaries. References to “Norweb Distribution” and “Norweb Energi” are to businesses within Norweb and not to separate legal entities.

In this prospectus, unless otherwise specified or unless the context otherwise requires, all references to “pound”, “sterling”, “pound sterling”, “£”, “p” and “pence” are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland (the “United Kingdom” or the “U.K.”).

WHERE YOU CAN FIND MORE INFORMATION

United Utilities

We file annual reports, special reports, and other information with the SEC. You may read and copy any document in our files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices. You may obtain information on the operation of the public reference room in the United States by calling the SEC at 1-800-SEC-0330. You may also inspect certain reports and other information

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concerning us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. As a foreign private issuer, we are not subject to the proxy rules in Section 14 or the short- swing insider profit disclosure rules of Section 16 of the Securities Exchange Act of 1934.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC in other documents, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•
information in this prospectus automatically updates and supersedes information in earlier documents that are incorporated by reference in this prospectus, and information that we file with the SEC after the date of this prospectus automatically updates and supersedes this prospectus.

We incorporate by reference our Annual Report on Form 20-F for the fiscal year ended 31 March, 2000, which was filed with the SEC on 28 June, 2000 and subsequently amended by a report on Form 6-K dated 22 December, 2000. We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus from now until we terminate the offering of the debt securities:

•	Reports filed under Section 13(a), 13(c) or 15(d) of the Exchange Act;

•	any future reports filed on Form 6-K that indicate that they are incorporated by reference in this prospectus; and

•	Form 6-K dated 30 November, 2000, filed with the SEC on 30 November, 2000.

•	Form 6-K dated 22 December, 2000, filed with the SEC on 22 December, 2000.

•	Form 6-K dated 20 February, 2001, filed with the SEC on 20 February, 2001.

•	Form 6-K dated 13 March, 2001, filed with the SEC on 13 March 2001.

•	Form 6-K dated 29 March, 2001, filed with the SEC on 29 March, 2001.

No previously filed United Utilities’ reports on Form 6-K, other than that expressly referred to above, are incorporated herein by reference.

You may obtain a copy of any of the documents referred to above, excluding exhibits, at no cost by contacting us at the following address:

United Utilities PLC
Dawson House,
Great Sankey,
Warrington WA5 3LW
U.K.
Tel: +44 1925 237000

The annual reports prepared by us will include our audited consolidated financial statements prepared under U.K. generally accepted accounting principles, as well as a reconciliation of certain amounts to U.S. generally accepted accounting principles.

For a discussion of the principal differences between U.K. GAAP and U.S. GAAP relevant to us, see Note 36 of our audited consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended 31 March, 2000, which is incorporated by reference in this prospectus.

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LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST
UNITED UTILITIES, ITS MANAGEMENT, AND OTHERS

We are a public limited company incorporated in England and Wales. All our directors and executive officers are non-residents of the United States and all or a substantial portion of our assets and such persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or such persons or to enforce against any of them in United States courts judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated upon the federal securities laws of the United States. We have consented to service of process in the Borough of Manhattan, the City of New York, for claims based upon the indenture and the debt securities.

FORWARD-LOOKING STATEMENTS

This prospectus and accompanying prospectus supplements contain or incorporate statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Those statements can be identified by the use of forward-looking language such as “will likely result”, “may”, “are expected to”, “is anticipated”, “estimate”, “projected”, “intends to”, or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward looking statements. Those statements are subject to certain risks and uncertainties, including but not limited to certain risks described in the prospectus supplement or the documents incorporated by reference. When considering those forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and the prospectus supplements. You should not place any undue reliance on any forward-looking statement, which speaks only as of the date made. You should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements.

UNITED UTILITIES PLC

We are the holding company of a multi-utility business in the U.K., operating in water and wastewater (United Utilities Water), electricity distribution (Norweb Distribution), telecommunications (Norweb Telecom), business process outsourcing (Vertex) and water, wastewater and electricity distribution and supply outside England and Wales (United Utilities International).

We provide water and wastewater services in North West England through our wholly owned subsidiary, United Utilities Water. In November 1995, we acquired all the issued share capital of NORWEB plc, who was at the time the distributor and supplier of electricity in North West England, to form a multi-utility group servicing approximately 2.9 million water and wastewater customer premises and approximately 2.2 million electricity customer premises, providing services to a population of approximately 7 million persons. In August 2000, we sold our energy supply business (Norweb Energi) which is described below in “Recent Developments”.

Our business strategy is to enhance shareholder value by focusing primarily on improving the efficiency of our regulated water and wastewater and electricity distribution network businesses, delivering cost savings and maximizing multi-utility synergies through efficiencies gained, in part, from the geographical overlap of these businesses, with a view to outperforming the industry regulators’ targets. We are also seeking to develop our non-regulated businesses by leveraging our core skills of asset management and customer relationship management. We continue to develop our telecommunications business and we intend to realise shareholder value when market conditions are right.

Effective from 1 October, 2000 the United Utilities group has been reorganised into five businesses: United Utilities Service Delivery, the licensed asset management activities of United Utilities Water and Norweb Distribution, United Utilities Contract Solutions, our contract asset management operations which incorporates United Utilities International, United Utilities Customer Sales, the water services sales activities of United Utilities Water, telecommunications, Norweb Telecom, and business process outsourcing, Vertex.

Our registered office is Dawson House, Great Sankey, Warrington WA5 3LW England, and our telephone number is +44 1925 237000.

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RECENT DEVELOPMENTS

Since 31 March, 2000 there have been several developments in our business:

Sale of Norweb Energi

On 3 August, 2000 we announced that our subsidiaries, Norweb and Norweb Gas Limited, had sold our energy supply business, Norweb Energi, to TXU Europe Group PLC for £310 million in cash. TXU has also assumed responsibility for Norweb Energi’s existing agreements to purchase power, the liabilities of which had a fair value of £241 million at 31 March, 2000.

In addition to the sale of our energy supply business, TXU and our subsidiary Vertex entered into a separate seven-year customer service contract, expected to generate revenues of up to £650 million over that period, under which Vertex will provide customer services, including billing, call centre and income management, to the enlarged TXU energy supply business. TXU and United Utilities Water have also entered into a marketing alliance for the provision of electricity and gas supplies to United Utilities Water customers, and water and wastewater services to the enlarged TXU customer base.

Until the relevant provisions of the Utilities Act 2000 which provide for separate licensing of distribution and supply come into force, Norweb will continue to hold the relevant public electricity supply, or PES, licence for North West England. In accordance with the practice established in respect of previous sales of supply businesses, TXU will meet Norweb’s residual supply-related obligations under its PES licence through an agency agreement. These obligations include supplying electricity to certain categories of domestic customers who benefit from continuing price controls. Modifications to reflect these arrangements will be made to the electricity licences of both parties, who have given certain assurances to the Office of Gas and Electricity Markets as to their conduct prior to licence separation.

In addition to holding the PES licence, Norweb will continue, pending their legal transfer, to be the counterparty to other agreements for which TXU has agreed to meet Norweb’s obligations. TXU has indemnified Norweb in relation to these agreements.

Group Restructuring

Our new group structure began operating on 1 October, 2000. We created three new businesses from the operations which previously comprised North West Water (now United Utilities Water), Norweb Distribution and United Utilities International.

The three new businesses are:

United Utilities Service Delivery

We believe that operating water and wastewater networks requires us to use many of the same skills as running an electricity distribution network. For example, both businesses have capital programmes that we must manage, day-to-day operating expenditures that we must control, and quality and service standards that we must meet.

United Utilities Service Delivery is our new single asset management business that brings together the management and operation of the network assets of United Utilities Water and Norweb Distribution. We have focused this business on creating efficiencies in operations and capital management, and we aim to achieve further cost savings, over and above those savings already identified in the regulated businesses. This would enable the business to out-perform its regulatory cost targets. We intend to have a single management structure, common IT platforms and common contractors for services and to further rationalise its property portfolio.

With effect from 2 April, 2001, North West Water will change its name to United Utilities Water. When the relevant provisions of the Utilities Act 2000, which provide for separate licensing of electricity distribution and supply, come into force, Norweb will change its name to United Utilities Electricity. The renamed companies will continue to hold our licenses and to own our regulated assets.

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United Utilities Contract Solutions

United Utilities Contract Solutions seeks to build on our core asset management skills to manage the assets of third parties both in the United Kingdom and in selected areas overseas. The target markets for United Utilities Contract Solutions include central and eastern Europe and Australia, where it already has significant contracts, along with the U.K.

This business combines asset management skills developed in our regulated businesses with the commercial skills of our international operation. This enables us to compete for operations and maintenance outsourcing opportunities in its target markets. We intend to develop our business in the asset management market as we believe that the restructuring of the U.K. utilities industry will continue for some time. We believe that by creating this business, we have signaled our intention to become a leading player in this market.

United Utilities Customer Sales

The water supply industry is already competitive, for the very largest customers, on the basis of inset appointments, whereby a licensed water supplier is granted a licence to supply premises within another water supplier’s licensed area, and on the basis of choice of supplier in the non-regulated bulk supply sector. We believe that competition will increase, which could lead to increased opportunities for us in this market. By separating the supply and the asset management parts of our water business to create a discrete water supply business and then marketing these services through our customer sales operations, we believe that we are well positioned to exploit these opportunities and to participate actively in the emerging U.K. water supply market. This newly created business sells services both within North West England and elsewhere in the U.K. It provides a sharper management focus for customer-related activities and enhances the value of our relationship with them.

Director Changes

Following the sale of Norweb Energi, John W. Beckitt, formerly managing director of Norweb Energi, resigned as one of our directors with effect from 3 August, 2000.

On 1 November, 2000, Les Dawson, 43, was appointed managing director of United Utilities Service Delivery and one of our directors. Before he joined us, Mr. Dawson was head of operations at Transco, formerly a division of BG Plc, where he was responsible for all operational aspects of its U.K. gas network.

On 16 November, 2000, we announced that Sir Richard Evans has been appointed as our Chairman with effect from 1 January, 2001. Sir Richard, 58, who is also Chairman of BAe Systems PLC, has been one of our non-executive directors since 1997. Sir Peter Middleton will revert to his role as our Deputy-Chairman and senior independent non-executive director.

United Utilities Water Benchmark Eurobond Issue

On 8 November, 2000, United Utilities Water, through its financing subsidiary United Utilities Water Finance PLC, issued €750 million of 6.625 per cent. notes due November 2007, using our US$3 billion, multi-issuer, Euro medium term note programme. On 8 February, 2001, United Utilities Water announced an increase in the size of this issue to €1 billion. United Utilities Water will use the proceeds to fund capital investment.

Acquisition of Hyder Industrial

On 20 December, 2000 we acquired the Hyder Industrial business, incorporating Hyder Industrial Limited and Hyder Energy Services Limited, for a cash consideration of £75 million. In August 2000, we secured an option from Western Power Distribution to acquire Hyder Industrial as part of our support for WPD’s bid for Hyder plc and this option has now been exercised. The business has been acquired debt-free. The acquisition of Hyder Industrial provides an opportunity for us to establish a strategic position in two expanding non-regulated markets in the U.K. — water and wastewater services and renewable energy. Hyder Industrial will form part of the recently established United Utilities Contract Solutions business, building on our core asset management skills.

Hyder Industrial provides water and wastewater services to industrial clients throughout the U.K. and develops renewable “green” energy generation projects. In the non-regulated water supply and wastewater treatment business, Hyder Industrial has an established track record in the supply of clean water and wastewater

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services, particularly to industrial clients. Its portfolio of contracts and relationships will be an important addition to our existing business in the emerging competitive water market. The U.K. renewable “green” energy market is set to expand substantially over the next decade as the Government works to meet its environmental obligations. The “green” energy projects developed by Hyder Industrial eliminate electricity price risk as they have secure revenue streams based on long-term index-linked power sale agreements. Because of the experience gained in the development of this portfolio, Hyder Industrial is well placed to take advantage of the growth potential in this market.

Norweb Telecom

Norweb Telecom has continued to invest in its national network, which increased in size to approximately 2,800 kilometers in total length as of 30 September, 2000.

On 12 July, 2000, we appointed Hugh Logan, 50, as managing director of Norweb Telecom. Before joining Norweb Telecom, Mr. Logan served as Director of Sales and Services for BT Cellnet.
Norweb Telecom participated in the auction of broadband fixed wireless access licences and successfully acquired licences for four regions of England: the North West, the West and East Midlands, Yorkshire and Northern England at a cost of approximately £9 million. Acquiring these licences should enable Norweb Telecom to speed up the roll-out of its multi-regional network, to connect new customers more cost-effectively and to further broaden its product range. The business already has considerable expertise in using radio to serve customer needs, and currently connects over 20 per cent. of its customers via radio. The technology that Norweb Telecom uses is proven and can be deployed immediately. It is not, for example, contingent on the local loop unbundling process that is currently delaying the deployment of xDSL, digital subscriber line, broadband services.

Vertex Strategic Alliance with Cap Gemini Ernst & Young

On 2 February, 2001, we announced that Vertex, our business process outsourcing (“BPO”) subsidiary, has entered into a long-term strategic relationship with Cap Gemini Ernst & Young, designed to cater to the expanding demand for outsourced business processing services such as customer management operations.

Cap Gemini Ernst & Young UK (“CGEY”) currently offers business process outsourcing operations as part of its own core information technology services to its clients. CGEY will continue to market these services actively but has chosen Vertex to be its partner for the delivery of such business process outsourcing operations, for an initial period of five years. CGEY will be Vertex’s partner for the delivery of IT consulting and technology services which Vertex offers as part of its own core CRM services to its clients, for an initial period of five years.
With effect from 1 April, 2001, CGEY will transfer to Vertex its existing BPO business. Vertex will take over all contractual rights and obligations from CGEY’s existing BPO client contracts, including One-to-One, Virgin Trainline, and Shell Chemicals. Approximately 1,500 employees will transfer from CGEY to Vertex. The CGEY BPO business generated turnover of £36 million in the year ended 31 December, 2000.

CGEY will take an initial 12.5 per cent. equity stake in Vertex which will increase to 15 per cent. over the next three years, subject to the achievement of certain business performance objectives. CGEY will appoint a director to the Board of Vertex. We have granted a put option to CGEY, in respect of CGEY’s shareholding in Vertex, and CGEY has granted a call option to us over the same shareholding. These put and call options may be exercised, subject to certain conditions, in the period July 2003 to June 2005.
Vertex will outsource for five years its existing IT infrastructure work to CGEY to benefit from CGEY’s greater economies of scale and expertise in this area. This comprises end-user services (desktop support, local area networks and wider area networks) and enterprise systems (mainframes and large file servers). Around 320 Vertex employees will transfer to CGEY. The revenues of this activity are comparable for CGEY with that of the BPO business transferred to Vertex. Vertex will continue to employ around 500 people in IT software application support, system integration, development and consultancy work and will use CGEY resources to supplement its own capability and provide specialist skills.

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USE OF PROCEEDS

Unless we state otherwise in a prospectus supplement, the net proceeds from the sale of debt securities offered through this prospectus will be used for general corporate purposes.

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RATIOS OF EARNINGS TO FIXED CHARGES

Ratios of Earnings to Fixed Charges

The following table shows our ratios of earnings to fixed charges, computed in accordance with U.K. GAAP, U.K. Pro Forma and U.S. GAAP for the interim periods ended September 30, 2000 and 1999 and for the fiscal years 2000, 1999, 1998, 1997, 1996.

	Interim Periods Ended September 30,		Fiscal Years Ended March 31,

	2000	1999	2000	1999	1998	1997	1996

U.K. GAAP	2.4x	3.3x	3.5x	3.5x	3.8x	2.5x	5.5x
U.K. Pro Forma	2.4x	3.3x	3.1x	3.2x	3.5x	2.8x	5.3x
U.S. GAAP	2.5x	3.1x	2.9x	2.9x	3.4x	2.6x	5.1x

The US GAAP ratios reflect the disposal of Norweb Energi as a discontinued operation, while the U.K. GAAP ratios do not. This is because, under US GAAP, financial statements for all periods have been reclassified to reflect the disposal of Norweb Energi in discontinued operations. For U.K. reporting purposes, because the disposal did not occur before the earlier of the approval of the financial statements for the fiscal year ended March 31, 2000 and three months from the end of the financial period, financial statements for previous fiscal years will be reclassified to reflect the disposal of Norweb Energi in discontinued operations only when the company’s audited financial statements for the fiscal year ending March 31, 2001 are issued. The ratios for the six month interim periods ended September 30, 2000 and September 30, 1999 reflect the classification of the disposal of Norweb Energi as a discontinued operation.

Calculation of Ratios

For purposes of these tables, “earnings” is calculated by adding:

•	pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries;

•	fixed charges; and

•	amortization of capitalized interest;

and then subtracting capitalized interest.

“Fixed charges” is calculated by adding:

•	interest expensed and capitalized; and

•	amortized premiums, discounts and capitalized expenses related to indebtedness.

DESCRIPTION OF THE DEBT SECURITIES WE MAY OFFER

This prospectus relates to debt securities that may be issued by us. As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called the indenture. The indenture is a contract to be entered into between us and Bankers Trust Company.

Bankers Trust Company acts as the trustee under the indenture. The trustee has two main roles:

•
First, it can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later under “Default and Related Matters — Events of Default — Remedies If an Event of Default Occurs”; and

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•	Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

The indenture and associated documents contain the full legal text of the matters described in this section. The indenture is governed by New York law and is an exhibit to our registration statement. See “WHERE YOU CAN FIND MORE INFORMATION” for information on how to obtain a copy of the indenture.

We may issue as many distinct series of debt securities under the indenture as we wish. This section discusses all material terms of the debt securities that may be issued by us that are common to all series, unless otherwise indicated in the prospectus supplement relating to a particular series.

This section may not be complete in all respects and is subject to and qualified in its entirety by reference to all the provisions of the indenture, including some of the terms used in the indenture. In this section, we describe only the more important terms of the indenture. We also include references in parentheses to some sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in the prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement.

We may issue the debt securities as original issue discount securities, which are debt securities that are offered and sold at a substantial discount to their stated principal amount. (Section 1.1) The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as well as composite currencies or composite currency units, as described in more detail in the prospectus supplement relating to any of these types of debt securities.

The specific financial, legal and other terms particular to a series of debt securities will be described in the prospectus supplement and the pricing agreement relating to the series. Those terms may vary from the terms described here. Accordingly, this section also is subject to and qualified by reference to the description of the terms of the series described in the prospectus supplement.

The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of debt securities;

•	any limit on the aggregate principal amount of the series of debt securities;

•	any stock exchange on which we will list the series of debt securities;

•	the date or dates on which we will pay the principal of the series of debt securities;

•	the rate or rates, which may be fixed or variable, per annum at which the series of debt securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the dates on which interest, if any, on the series of debt securities will be payable and the regular record dates for the interest payment dates;

•	the manner in which we will pay interest, if any, on the series of debt securities;

•	the denominations in which the series of debt securities will be issuable if other than denominations of $1,000 and any integral multiple of $1,000;

•
the currency of payment of principal, premium, if any, and interest on the series of debt securities if other than the currency of the United States of America and the manner of determining the equivalent amount in the currency of the United States of America;

•	any index used to determine the amount of payment of principal of, premium, if any, and interest on the series of debt securities;

•	the date, if any, after which and the price or prices at which the series of debt securities may, in accordance with any optional or mandatory redemption provisions that are not described in this

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prospectus, be redeemed and the other detailed terms and provisions of those optional or mandatory redemption provisions, if any;

•	if other than the principal amount, the portion of the principal amount of the series of debt securities that shall be payable upon acceleration of maturity following an event of default;

•	the applicability of the provisions described later under “Covenants — Defeasance and Discharge”;

•
if the series of debt securities will be issuable in whole or part in the form of a global security as described under “Legal Ownership — Global Securities”, the depository or its nominee with respect to the series of debt securities, and any special circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee;

•
whether we may from time to time without the consent of the holders create and issue further debt securities having the same terms and conditions as the outstanding debt securities, so that such further issue is consolidated and forms a single series with the series of outstanding debt securities;

•
any addition to or change in the events of default that applies to the series of debt securities and any change in the rights of the trustee or holders to declare the principal amount due and payable following an event of default;

•	any addition to or change in the covenants contained in the indenture; and

•	any other special features of the series of debt securities.

LEGAL OWNERSHIP

Global Securities

What is a Global Security. A global security is a single certificate representing the entire principal amount of an issue of any series. If we choose to issue debt securities in the form of global securities, we require that the global security be registered in the name of a clearing system we select or its nominee. The ultimate beneficial owners of global securities will only be indirect holders. Debt securities we issue may be held through one or more international and domestic clearing systems. The principal clearing systems we will use are the book-entry systems operated by DTC in the United States, Clearstream in Luxembourg and Euroclear in Brussels, Belgium.

We also require that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The clearing system that acts as the sole direct holder of the global security is called the depositary. Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement will indicate whether your series of debt securities will be issued only in the form of global securities.

Special Investor Considerations for Global Securities. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of debt securities and instead deal only with the depositary that holds the global security.

If you are an investor in debt securities that are issued only in the form of global debt securities, you should be aware that:

•	You cannot get debt securities registered in your own name.

•	You cannot receive physical certificates for your interest in the debt securities.

•
You will be a street name holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities, as explained under “Street Name and Other Indirect Holders”.

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•
The depositary’s policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. We and the trustee also do not supervise the depositary in any way.

•
You may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their debt securities in the form of physical certificates.

•	The depositary will require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will Be Terminated. In a few special situations described later, the global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, the choice of whether to hold debt securities directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in debt securities transferred to their own name so that they will be direct holders. The rights of street name investors and direct holders in the debt securities are described in the subsection entitled “Street Name and Other Indirect Holders”.

The special situations for termination of a global security are:

•
If the clearing system through which the global security is held notifies us that it is unwilling or unable to continue to hold the global security or if at any time the relevant clearing system is unable to or ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor to such clearing system within 90 days;

•
In the event of our winding-up or if we fail to make a payment on the debt securities, when due or, in the event of any other event of default, at the request of the holders. Defaults are discussed later under “Default and Related Matters — Events of Default”.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary, not us nor the trustee, is responsible for deciding the names of the institutions that will be the initial direct holders. (Sections 2.3, 2.4 and 3.5.)

In the remainder of this description “you” means direct holders and not street name holders or other indirect holders of debt securities. Indirect holders should read the later subsection entitled “Street Name and Other Indirect Holders”.

OVERVIEW OF REMAINDER OF THIS DESCRIPTION

The remainder of this description summarizes:

•	Additional mechanics relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments.

•
Your rights in several special situations, such as if we merge with another company, if we want to change a term of the debt securities or if United Utilities wants to redeem the debt securities for tax reasons.

•	Your rights to receive payment of additional amounts due to the withholding requirements of various jurisdictions.

•	Covenants contained in the indenture that restrict our ability to incur liens and require us to perform various acts. A particular series of debt securities may have additional covenants.

•	Your rights if we default or experience other financial difficulties.

•	Our relationship with the trustee.

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ADDITIONAL MECHANICS

Exchange and Transfer

You may exchange or transfer your debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform the service ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also register transfers of the debt securities. (Section 3.5)

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange of a debt security will only be made if the security registrar is satisfied with your proof of ownership.

If we have designated additional transfer agents, they will be named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (Section 10.2)

If the debt securities are redeemable and we decide to redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption. However, we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed. (Section 3.5)

Payment and Paying Agents

We will pay interest to you if you are a direct holder listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day is called the regular record date and is stated in the prospectus supplement. (Section 3.7)

We will pay interest, principal and any other money due on the debt securities by wire-transfer of same-day funds to you at the close of business on the regular record date. We may also choose to pay interest by mailing checks to your address as it appears on the trustee’s records.

Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called accrued interest.

Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities. (Section 10.2)

Regardless of who acts as paying agent, all money that we pay to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 10.3)

Street Name and Other Indirect Holders

Investors who hold debt securities in accounts at banks or brokers will generally not be recognized by us as legal holders of debt securities. This is called holding in street name. Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its debt securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to

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do so. If you hold debt securities in street name, you may wish to discuss the following issues with your own institution:

•	how it handles debt securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting if it were ever required to vote;

•	how it would pursue rights under the debt securities in case of a default or other event which would trigger the need for holders to act to protect their interests; and

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder as described below.

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, under the debt securities run only to persons who are registered as holders of debt securities. As noted above, we do not have obligations to you if you hold the debt securities in a street name or through other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

Notices

We and the trustee will send notices only to direct holders, using their addresses as listed in the trustee’s records. (Sections 1.1 and 1.6)

Ranking

The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The debt securities are not subordinated to any other debt obligations of United Utilities PLC, and therefore they rank equally with all other unsecured and unsubordinated indebtedness of United Utilities PLC.

SPECIAL SITUATIONS

Mergers and Similar Events

We are permitted to consolidate or merge with another company or firm. We are also permitted to sell or transfer substantially all of our assets to another firm. However, we may not take any of these actions unless all the following conditions are met:

•
The other firm or merged firm must be an entity in a member state of the European Union, a member nation of the Organisation for Economic Cooperation and Development, or a member nation of the European Free Trade Association, in each case other than Greece, Liechtenstein, Mexico or Turkey.

•	The other firm or merged entity expressly assumes our obligations, including the observance of all of the covenants and conditions, under the indenture and under any issued debt securities.

•
If the other firm or merged entity is an entity in a jurisdiction other than the United Kingdom, it must assume the obligation to pay additional amounts, as detailed in “Payment of Additional Amounts” below, substituting the name of that jurisdiction for the United Kingdom each place that it appears.

•
No event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing immediately after the merger or similar transaction.

•	No debt is created which is subject to a restricted lien.

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Modification and Waiver

There are three types of changes we can make to the indenture and the debt securities.

Changes Requiring Your Approval.

First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

•	change the stated maturity of the principal or interest on a debt security,

•	reduce any amounts due on a debt security,

•	change the obligation to pay additional amounts,

•	change the place or currency of payment on a debt security,

•	impair your right to bring a lawsuit for any amounts due on a debt security,

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture, and

•	change our obligation to maintain an office or agent in each place where debt securities of a particular series may be presented or surrendered for payment, exchange or where notices may be served;

•	change any of these provisions;

•	change our payment obligations in respect of the debt securities in a manner which adversely affects your interests;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with various provisions of the indenture or to waive various defaults. (Section 9.2)

Changes Requiring a Majority Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor of the change by holders of debt securities owning a majority of the outstanding principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and other changes that would not adversely affect holders of the debt securities in any material respect. A vote in favour by holders of 66 2/3 % of the aggregate principal amount of outstanding debt securities would be required for us to obtain a waiver of all or part of the covenants described later, under “Covenants”, or a waiver of a past default. (Section 10.9) However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described previously under “Changes Requiring Your Ap proval” unless we obtain your individual consent to the waiver. (Section 5.13)

Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and other changes that would not adversely affect holders of the debt securities in any material respect. (Section 9.1)

Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a security:

•
For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known, for example, because it is based on an index, we will use a special rule for that security described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies or currency units, we will use the US dollar equivalent determined as of the date of original issuance.

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•
Debt securities will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Covenants — Defeasance and Discharge”. (Section 1.1)

•
We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 170 days following the record date or a shorter period that we may specify, or as the trustee may specify if it set the record date. We may shorten or lengthen, but not beyond 180 days, this period from time to time. (Section 1.4)

Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Redemption at our Option

If the debt securities are redeemable at our option then, unless otherwise specified in the prospectus supplement, upon redemption we will pay a redemption price equal to the greater of (i) 100% of the principal amount of the debt securities plus accrued interest to the date of redemption or (ii) the sum of the present values of the remaining payments on the debt securities discounted to the redemption date at the treasury rate plus 15 basis points, in each case together with accrued interest at the redemption date. (Section 11.7)

As used in the above paragraph:

“treasury rate” means the annual rate equal to the semi-annual yield to maturity for United States Treasury securities maturing on the stated maturity of the debt securities being redeemed and trading in the public securities markets either:

•	as determined by interpolation between the most recent weekly average yield to maturity for two series of United States Treasury securities trading in the public securities markets,

—	are maturing as close as possible to, but earlier than, the stated maturity of the debt securities being redeemed and

—	the other maturing as close as possible to, but later than, the stated maturity of the debt securities being redeemed in each case as published in the most recent H.15 (519), or

•
if a weekly average yield to maturity for United States Treasury securities maturing on the stated maturity of the debt securities being redeemed is reported in the most recent H.15 (519), this weekly average yield to maturity as published in such H.15 (519).

“H.15 (519)” means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System.

From and after the originally scheduled redemption date, if money for the redemption of the debt securities called for redemption is made available as provided in the indenture, the debt securities will cease to bear interest, and your only right will be to receive payment of the redemption price and all unpaid interest accrued to the originally scheduled redemption date.

We will give notice to DTC of any redemption we propose to make at least 30 days, but not more than 60 days, before the redemption date. Notice by DTC to participating institutions and by these participants to street name holders of indirect interests in the series of debt securities will be made according to arrangements among them and may be subject to statutory or regulatory requirements.

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Optional Tax Redemption

We may redeem the debt securities at any time, at our option, in whole but not in part, upon notice, at a redemption price equal to 100% of the principal amount of the debt securities, together with accrued interest to the date fixed for redemption, if we determine that as a result of any change in, or amendment to, the laws, or any regulations or rulings promulgated thereunder, of the United Kingdom, including any treaty to which the United Kingdom is a party, or any change in the official application or interpretation of such laws, regulations or rulings, including a holding by a court of competent jurisdiction, which change, amendment, application or interpretation is announced and becomes effective on or after the date of issue of the relevant series of debt securities, on the occasion of the next payment of principal or interest in respect of the debt securities we would be obligated to pay additional amounts and we cannot avoid such obligati on by taking reasonable measures available to us. (Section 11.6)

If a corporation organised under the laws of a jurisdiction other than the United Kingdom assumes the obligations under the debt securities pursuant to the terms and conditions of the indenture, such successor corporation may redeem the debt securities subject to the terms of the preceding paragraph, substituting the name of its jurisdiction for the United Kingdom and the date of such assumption for the date of issue of the debt securities of the relevant series. (Section 11.8)

We will give notice of redemption of the debt securities as provided above at least 30 days and not more than 60 days before the date fixed for redemption. However, we will not give notice of redemption earlier than 60 days before the earliest date on which we would be required to pay additional amounts if a payment in respect of the debt securities is then due. Once we give notice, the debt securities will become due and payable on the date fixed for redemption and we will make payment at the place of payment and in the manner specified in the indenture.

From and after the redemption date, if money for the redemption of the debt securities is made available as provided in the indenture, the debt securities will cease to bear interest, and your only right will be to receive payment at the face value of the debt securities together with all unpaid interest accrued to the date of redemption.

Additional Amounts

We will make payments of principal and interest on the debt securities without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision or territory or possession of the United Kingdom or area subject to its jurisdiction having power to tax, unless such taxes, duties, assessments or governmental charges are required by law to be withheld or deducted.

If we are required to make any such deduction or withholding in respect of taxes, we will pay to you if you are not resident in the United Kingdom for U.K. tax purposes such additional amounts as may be necessary in order that the net amounts paid to you, after such deduction or withholding, shall be not less than the amount specified in such debt security to which you are entitled.

However, we will not make any payment of additional amounts to you for or on account of:

•	any tax, duty, assessment or other governmental charge which would not have been imposed, withheld or deducted, but for:

(i)
the existence of any present or former connection between you or the beneficial owner of a debt security, or between a fiduciary, settlor, beneficiary, member or shareholder or possessor of a power over you or the beneficial owner, if you or the beneficial owner is an estate, trust, partnership or corporation, and the United Kingdom or any political subdivision or territory or possession of the United Kingdom or area subject to its jurisdiction, including, without limitation, you or the beneficial owner, or such fiduciary, settlor, beneficiary, member, shareholder or possessor, being or having been a domiciliary, national or resident of the United Kingdom or being or having been present or engaged in trade or business or having or having had a permanent establishment, office, branch or fixed base in the United Kingdom or otherwise having or having had some connection with the United Kingdom or such political subdivision, territory or possession other than the

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holding or ownership of a debt security or the collection of principal of and interest, if any, on, or the enforcement of, a debt security, or

(ii)	payment in respect of a debt security being made in the United Kingdom, or on a date more than 30 days after the date on which such payment became due and payable or the date on which such payment is duly provided for, whichever occurs later, except to the extent you would have been entitled to such additional amounts if you had presented, where presentation is required, the debt security for payment on any day within such period of 30 days;

•	any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

•
any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payment of, or in respect of, principal of, or any interest on, the debt securities; or

•
any tax, duty, assessment or other governmental charge that is imposed, withheld or deducted by reason of your failure or the failure of the beneficial owner of a debt security or the beneficial owner of any payment on such debt security to comply with our request addressed to you or the beneficial owner:

(i)
to provide information concerning your, or the beneficial owner’s, nationality, residence, identity or connection with the United Kingdom or any political subdivision or taxing authority of the United Kingdom, or

(ii)
to make any declaration or other similar claim to satisfy any information or reporting requirement which is required or imposed by a statute, treaty, regulation, ruling or administrative practice of the taxing jurisdiction as a precondition to exemption from withholding or deduction of all or part of such tax, duty, assessment or other governmental charge;

•	any combination of the above;

nor shall additional amounts be paid with respect to any payment of the principal of, or any interest on, any debt security to you if you are a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United Kingdom, or any political subdivision or taxing authority of or in the United Kingdom, to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or to a beneficial owner who would not have been entitled to such additional amounts had it been the holder of such debt security. (Section 10.4)

COVENANTS

Restrictions on Liens

Some of our property may be subject to a mortgage or other legal mechanism that gives our lenders preferential rights in that property over other lenders, including you and the other direct holders of the debt securities, or over our general creditors if we fail to pay them back. These preferential rights are called liens. We promise that we will not become obligated on any present or future indebtedness for money borrowed, which is described further below, that is secured by a lien on the whole or any part of our present or future assets, unless an equivalent or higher-ranking lien on the same property is granted to you and the other direct holders of the debt securities. However, we may, together with our principal subsidiaries, secure indebtedness for money borrowed where such indebtedness comprises 15% or less of our consolidated net tangible assets, as described below. (Section 10.7)

As used here:

•	consolidated net tangible assets means the aggregate amount of our total consolidated assets after deducting

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—	all current liabilities and

—	all goodwill, trade names, trade-marks, patents or other intangible assets,

as shown on the audited consolidated balance sheet contained in the latest annual report to our shareholders; and

•	indebtedness for money borrowed means any obligation to repay money that is borrowed through the issuance of bonds, notes, debentures or other evidences of indebtedness for money borrowed;

•	principal subsidiaries means United Utilities Water Limited or Norweb plc or any of our other subsidiaries to which the business of either United Utilities Water Limited or Norweb plc is transferred,

Limitations on Sale and Leaseback

The indenture prohibits us and our principal subsidiaries from entering into arrangements with third parties, while any debt securities issued under the indenture remain outstanding, to lease assets which were owned by us or our principal subsidiaries and sold to such third parties unless:

•	the lease is for a period of less than three years;

•	the transaction is between us or a principal subsidiary and an affiliate of ours;

•
the transaction does not require us to also secure the debt securities pursuant to “—Limitation on Liens” described above, other than by reliance on the exemption allowing us to secure up to 15% of our consolidated net tangible assets;

•	the transaction is entered into within one year after:

—	the initial acquisition of the assets; or

—	in the case of property, the later of the acquisition, completion of construction or the commencement of commercial operation of the property;

•	the aggregate amount of all attributable debt, as described below, with respect to all sale and leaseback transactions does not exceed 15% of our consolidated net tangible assets; or

•
we or a principal subsidiary, either 12 months before or after the sale and leaseback of the property, apply the net proceeds of the sale or, if the transfer was not for cash, an amount equal to the fair value of the assets leased, to the retirement of indebtedness for money borrowed which matures more than 12 months after it is incurred.

As used here, attributable debt means the lesser of:

•	the fair value of the property subject to the sale and leaseback transaction, as determined by our board of directors; and

•
the present value of the rent to be paid under the lease for its remaining term, discounted at a rate equal to the weighted average of the rate of interest on all debt securities issued and outstanding under the indenture, compounded semi-annually.

Defeasance and Discharge

      The following discussion of full defeasance and discharge will apply to your series of debt securities only if we choose to have it apply to that series. If we do so choose, we will state that in the prospectus supplement. (Section 4.3)

      We can legally release ourselves from any payment obligation or certain covenants on the debt securities, except for various obligations described below, if we, in addition to other actions, put in place the following arrangements for you to be repaid:

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•
we must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and US government notes or bonds that will generate enough cash to make interest, premium, if any, principal and any other payments on the debt securities on their various due dates, and

•
we must deliver to the trustee a legal opinion of our counsel confirming that you will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

However, even if we take these actions, a number of our obligations relating to the debt securities will remain. These include the following obligations:

•	to register the transfer and exchange of debt securities,

•	to replace mutilated, destroyed, lost or stolen debt securities,

•	to maintain paying agencies,

•	to hold money for payment in trust, and

•	to pay additional amounts.

DEFAULT AND RELATED MATTERS

Events of Default

You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

What Is an Event of Default? The term event of default means any of the following:

•	We fail to pay principal on a debt security on the relevant due date.

•	We fail to pay any installment of interest on a debt security within 30 days from the relevant due date.

•	We fail to perform any other obligation under a debt security and such failure continues for more than 90 days after we have received notice of it from the affected holder of debt securities.

•
We default under any bond, debenture, note or other evidence of indebtedness for money borrowed or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any principal subsidiary having an aggregate principal amount outstanding of £30,000,000 or, after 31 December, 2005 the greater of £30,000,000 and 0.5% of the consolidated net tangible assets, and this failure remains uncured for 30 days after we have received written notice of the default.

•	A court begins insolvency proceedings against us or a principal subsidiary.

•	We, or one of our principal subsidiaries, voluntarily begin or consent to the start of insolvency proceedings or takes any corporate action to promote such proceedings.

•	Any other event of default described in the prospectus supplement. (Section 5.1).

Remedies If an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the outstanding debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the debt securities of the affected series unless the default was declared by a holder because we failed to make payment of principal or interest. If we fail to make a payment of principal or interest or we or a principal subsidiary are involved in insolvency proceedings, you may declare

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your debt security to be due and immediately payable by serving a written notice on us and the trustee. If voluntary insolvency proceedings are commenced, all the debt securities issued under the indenture shall be immediately due and payable without any declaration or other act by you. (Section 5.2)

Action by the Trustee. Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holder unless the holder provides the trustee protection satisfactory to the trustee from expenses and liability. This protection is called an indemnity. (Section 6.3) If the trustee is satisfied with the indemnity provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing another action under the indentures. (Section 5.12)

Before bringing your own lawsuit or other formal legal action or taking other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and remains uncured,

•
the holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action, and must offer indemnity satisfactory to the trustee against the cost and other liabilities of taking action,

•	the trustee must have not taken action for 60 days after receipt of the above notice and acceptance of the offer of indemnity as satisfactory.

•	no direction inconsistent with this request must have been given to the trustee during this 60-day period by the holders of a majority in principal amount of the outstanding notes. (Section 5.7)

Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

We will furnish to the trustee every year a written statement from some of our designated officers certifying that, to their knowledge, we are in compliance with the indenture and the debt securities, or else specifying any default. (Section 10.5)

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REGARDING THE TRUSTEE

We and several of our subsidiaries maintain banking relations with the trustee in the ordinary course of their business.

If an event of default occurs, or an event occurs that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded, the trustee may be considered to have a conflicting interest with respect to the debt securities for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign as trustee under the indenture and we would be required to appoint a successor trustee.

CLEARANCE AND SETTLEMENT

Debt securities we issue may be held through one or more international and domestic clearing systems. The principal clearing systems we will use are the book-entry systems operated by DTC in the United States, Clearstream in Luxembourg and Euroclear in Brussels, Belgium. These systems have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. Cross-market transfers of debt securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities.

Clearstream and Euroclear hold interests on behalf of their accountholders, referred to as their “participants”, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

The policies of DTC, Clearstream and Euroclear will govern payments, transfers, exchange and other matters relating to the investors’ interest in securities held by them. This is also true for any other clearance system that may be named in a prospectus supplement.

We have no responsibility for any aspect of the actions of DTC, Clearstream or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way. This is also true for any other clearing system indicated in a prospectus supplement.

DTC, Clearstream, Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time.

THE CLEARING SYSTEMS

DTC

•	DTC is:

—	a limited purpose trust company organized under the laws of the State of New York,

—	a “banking organization” within the meaning of the New York Banking Law,

—	a member of the Federal Reserve System,

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—	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

—	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

•
DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

•
Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

•	Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.

•	The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream

Clearstream has advised us as follows:

•
Clearstream is incorporated under the laws of Luxembourg as a bank and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier).

•
Clearstream holds international securities for its customers and facilitates the clearance and settlement of securities transactions among them through electronic book-entry transfers between their accounts, thereby eliminating the need for physical movement of securities certificates and any risk from lack of simultaneous transfers of securities and cash.

•
Clearstream provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing, tripartite repo services and collateral management.

•	Clearstream interfaces with domestic securities markets in over 30 countries through established depositary and custodial relationships.

•
Clearstream’s customers are worldwide financial institutions, including securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks.

•
Indirect access to Clearstream is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer.

•	Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.

Euroclear

Euroclear has advised us as follows:

•
Euroclear is operated by Euroclear Bank S.A./N.V. which took over the Euroclear-related operating and banking responsibilities from the Brussels office of Morgan Guaranty Trust Company of New York. Euroclear Bank, as operator of the Euroclear System, is known as the Euroclear Operator.

•	Euroclear holds securities for its participants and facilitates the clearance and settlement of securities transactions among them through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities certificates and any risk from lack of simultaneous transfers of securities and cash.

•	Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries.

•
All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator and not the cooperative. The cooperative establishes policy for the Euroclear system on behalf of Euroclear participants.

•	Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries.

•	Indirect access to the Euroclear system is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

•	All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

Other Clearing Systems

We may choose any other clearing system for a particular series of debt securities. The clearance and settlement procedures for the clearing system we choose will be described in the applicable prospectus supplement.

PRIMARY DISTRIBUTION

The distribution of the debt securities will be cleared through one or more of the clearing systems that we have described above or any other clearing system that is specified in the applicable prospectus supplement. Payment for debt securities will be made on a delivery versus payment or free delivery basis.

Clearance and settlement procedures may vary from one series of debt securities to another according to the currency that is chosen for the specific series of debt securities. Customary clearance and settlement procedures are described below.

We will submit applications to the relevant system or systems for the debt securities to be accepted for clearance. The clearance numbers that are applicable to each clearance system will be specified in the prospectus supplement.

Clearance and Settlement Procedures — DTC

DTC participants that hold debt securities through DTC on behalf of investors will follow the settlement practices applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System.

Debt securities will be credited to the securities custody accounts of these DTC participants against payment in same-day funds, for payments in US dollars, on the settlement date. For payments in a currency other than US dollars, debt securities will be credited free of payment on the settlement date.

Clearance and Settlement Procedures — Euroclear and Clearstream

We understand that investors that hold their debt securities through Euroclear or Clearstream accounts will follow the settlement procedures that are applicable to conventional eurobonds in registered form.

Debt securities will be credited to the securities custody accounts of Euroclear and Clearstream participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

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SECONDARY MARKET TRADING

Trading Between DTC Participants

Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading will be settled using procedures applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System.

If payment is made in US dollars, settlement will be in same-day funds. If payment is made in a currency other than US dollars, settlement will be free of payment. If payment is made other than in US dollars, separate payment management outside of the DTC system must be made between the DTC participants involved.

Trading between Euroclear and/or Clearstream Participants

We understand that secondary market trading between Euroclear and/or Clearstream participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream. Secondary market trading will be settled using procedures applicable to conventional eurobonds in registered form.

Trading between a DTC Seller and a Euroclear or Clearstream Purchaser

A purchaser of debt securities that are held in the account of a DTC participant must send instructions to Euroclear or Clearstream at least one business day prior to settlement. The instructions will provide for the transfer of the debt securities from the selling DTC participant’s account to the account of the purchasing Euroclear or Clearstream participant. Euroclear or Clearstream, as the case may be, will then instruct the common depositary for Euroclear and Clearstream to receive the debt securities either against payment or free of payment.

The interests in the debt securities will be credited to the respective clearing system. The clearing system will then credit the account of the participant, following its usual procedures. Credit for the debt securities will appear on the next day, European time. Cash debit will be back-valued to, and the interest on the debt securities will accrue from, the value date, which would be the preceding day, when settlement occurs in New York. If the trade fails and settlement is not completed on the intended date, the Euroclear or Clearstream cash debit will be valued as of the actual settlement date instead.

Because the settlement will take place during New York business hours, DTC participants will use their usual procedures to deliver debt securities to the depositary on behalf of Euroclear participants or Clearstream participants. The sale proceeds will be available to the DTC seller on the settlement date. For the DTC participants, then, a cross-market transaction will settle no differently than a trade between two DTC participants.

SPECIAL TIMING CONSIDERATIONS

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the debt securities through Clearstream and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. US investors who wish to transfer their interests in the debt securities, or to receive or make a payment or delivery of the debt securities, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

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TAXATION

U.K. Tax Considerations

The following is a summary of certain U.K. tax consequences regarding your investment in the debt securities. The summary relates only to the position of persons who are absolute beneficial owners of the debt securities and does not deal with the position of certain classes of holders, such as dealers. The summary does not purport to be a complete analysis of all tax considerations relating to the debt securities and you are advised to seek independent professional advice should there be any doubt as to your tax position.

Interest on the Debt Securities

As a result of the Finance Act 2000, U.K. withholding tax, including withholding by paying and collecting agents, will be abolished in relation to all payments of interest on debt securities, whether in registered or bearer form, falling due on or after 1 April, 2001. On or after that date, all such payments can be paid gross provided that, at the time of the payment, the debt securities carry a right to interest and are listed on a recognised stock exchange, i.e. the debt securities are “quoted Eurobonds”. Where the debt securities are and continue to be quoted Eurobonds as so defined, payments of interest on the debt securities made on or after 1 April, 2001 may be made without withholding or deduction on account of U.K. income tax. With effect from that date it will not be necessary for the debt securities on which interest is then paid to be in bearer form in order to constitute quoted Eurobonds. The Finance Act 2000 also puts in place new machinery which enables the U.K. Inland Revenue to obtain information about U.K. savings income of all individuals and, in certain circumstances, to exchange taxpayer information with the tax authorities of other jurisdictions.

In cases other than as described above, interest may be paid after deduction of U.K. income tax at the lower rate, currently 20%. Holders in jurisdictions other than the U.K. may be entitled to a refund of all or part of any tax withheld or to make a claim for interest on the debt securities to be paid without, or subject to a reduced rate of, deduction or withholding under the provisions of an applicable double tax treaty.

The interest on the debt securities will have a U.K. source and accordingly may be chargeable to U.K. tax by direct assessment. However, interest on the debt securities received without deduction or withholding on account of U.K. tax will not generally be chargeable to U.K. tax in the hands of a holder who is not resident for tax purposes in the U.K., except where such persons carry on a trade, profession or vocation in the U.K. through a U.K. branch or agency in connection with which payments are received or to which the debt securities are attributable, in which case, subject to exemptions for payments received by certain categories of agent, tax may be levied on the U.K. branch or agency.

U.K. Corporation Taxpayers

In relation to holders who are companies with the charge to U.K. corporation tax, the debt securities will generally be subject to the following treatment:

(i)      the debt securities, except certain convertible debt or asset-linked debts, will generally be treated as “qualifying corporate bonds” with the result that on a disposal of the debt securities by such company neither chargeable gains nor allowable losses will arise for the purposes of taxation of chargeable gains; and

(ii)      foreign exchange gains and losses in respect of the debt securities held by such a company will broadly be taxed and relieved as income for U.K. corporation tax purposes in accordance with how these gains and losses are recognised in the company’s accounts.

In general, subject to the above rules relating to foreign exchange gains and losses, holders of debt securities which are within the U.K. charge to corporation tax will be charged to tax on all returns on and fluctuations in value of the debt securities, whether attributable to currency fluctuations or otherwise, broadly in accordance with their statutory accounting treatment. Such holders will generally be charged to tax in each accounting period by reference to interest, and discount, accrued in that period.

Other U.K. Taxpayers

Taxation of Chargeable Gains: Debt securities which are expressed in sterling, which do not contain any provision for conversion into, or redemption in, a currency other than sterling, and which do not entitle the holder of the debt security to any amount by way of interest which depends to any extent on the results of United

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Utilities’ business or any part of it or on the value of any of United Utilities’ assets, or which are Relevant Discounted Securities, as defined below under “Taxation of Discount”, will constitute “qualifying corporate bonds” within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992 (“TCGA”). Accordingly, a disposal of such debt securities by a holder will not give rise to a chargeable gain or an allowable loss for the purposes of the U.K. taxation of chargeable gains.

However, if the debt securities do not constitute “qualifying corporate bonds” within the meaning of section 117 TCGA, a disposal of such debt securities by an individual holder of a debt security who is resident or ordinarily resident in the U.K. or who carries on a trade, profession or vocation in the U.K. through a branch or agency to which the debt securities are attributable, may give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of chargeable gains.

A transfer of a debt security by a holder resident or ordinarily resident in the U.K. or who carries on a trade, profession or vocation in the U.K. through a branch or agency to which the debt securities are attributable may give rise to a charge to income tax in respect of an amount representing interest on the debt security which has accrued since the preceding interest payment date.

Taxation of Discount: If the debt securities are issued at a discount or redeemable at a premium they may constitute “relevant discounted securities” for the purposes of Schedule 13 to the Finance Act 1996 (“Relevant Discounted Securities”). In such a situation, individual holders of debt securities who are resident or ordinarily resident in the U.K. or who carries on a trade, profession or vocation in the U.K. through a branch or agency to which the debt securities are attributable will be liable to U.K. income tax on any gain made on the sale or other disposal, including redemption, of the debt securities.

Stamp Duty and Stamp Duty Reserve Tax

Unless otherwise specified in the relevant Prospectus Supplement, no U.K. stamp duty or stamp duty reserve tax is payable on the issue or transfer by delivery of a debt security or on its redemption.

Any additional tax considerations relevant to holders of a particular series of debt securities will be provided in the Prospectus Supplement relating to such debt securities.

Proposed EU Directive on the Taxation of Savings Income

In June 1998 the European Commission presented to the European Council a proposal that if adopted would oblige Member States of the European Union to adopt either a “withholding tax system” or an “information reporting system” with respect to payments of interest. If a Member State adopts a withholding tax system, a paying agent established in that Member State would be required to withhold tax under certain circumstances from interest paid to an individual resident in another Member State. Pursuant to an agreement reached in November 2000, Member States that adopt a withholding tax system can do so only on an interim basis and must eventually replace the withholding tax with an information reporting system. The United Kingdom intends to adopt an information reporting system rather than a withholding tax system. Under the current proposal, the withholding tax and information reporting requirements would only apply to payments a fter 2003 with respect to debt issued on or after 1 March, 2001. It is impossible to predict whether or in what form any proposal will be adopted.

United States Federal Income Tax Considerations

The following is a description of the material U.S. tax consequences regarding your investment in the debt securities if you are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the debt securities. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are generally assumed to be known by investors. This discussion deals only with U.S. holders that hold debt securities as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold debt securities as a hedge against currency risk or as a position in a straddle or conversion transaction, tax-exempt organization or a person whose functional currency is not the U.S. dollar. Any special U.S. federal

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income tax consequences relevant to a particular issue of debt securities will be discussed in the prospectus supplement.

This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this description.

You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as state, local or other tax laws.

Payments and Accruals of Interest

Payments or accruals of “qualified stated interest”, as defined below under “Original Issue Discount”, on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period, or with respect to an in terest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder, you may elect to translate all interest income on foreign currency-denominated debt securities at the spot rate on the last day of the accrual period, or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year, or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate that applies to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Purchase, Sale and Retirement of Debt Securities

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency debt security is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, you will det ermine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a debt security, or if a debt security that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”, and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder, or if you are an

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accrual-basis holder that makes a special election, you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a debt security will be long-term capital gain or loss if you have held the debt security for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to a maximum tax rate of 20%. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If we issue debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of full years to their maturity, the debt securities will be “Original Issue Discount Debt Securities”. The difference between the issue price and the stated redemption price at maturity of the debt securities will be the “original issue discount”. The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public, i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons. The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified st ated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the relevant issuer, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in an Original Issue Discount Debt Security, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Discount Debt Security, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial hold er of the debt security who purchased at the issue price, as described above, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

•
multiplying the “adjusted issue price”, as defined below, of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity, defined below, of the debt security and the denominator of which is the number of accrual periods in a year; and

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•	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Debt Security that is a floating rate debt security, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index. The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price, including any pre-issuance accrued interest, and the amount of original issue discount allocable to all prior accrual peri ods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts tha t would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security, i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security, under the constant yield method described above. If you purchase debt securities at a premium or market discount and if you make this election, you will also be deemed to have made the election, discussed below under “Premium” and “Market Discount”, to amortize premium or to accrue market discount currently on a constant yield basis in respect of all other premium or market discount bonds that you hold.

In the case of an Original Issue Discount Debt Security that is also a foreign currency debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method described above and (ii) translating that foreign currency amount at the average exchange rate in effect during that accrual period, or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period. Alternatively, you may translate the foreign currency amount at the spot rate of exchange on the last day of the accrual period, or the last day of the taxable year, for an accrual period that spans two taxable years, or at the spot rate of exchange on the date of receipt, if that date is within five business days of the l ast day of the accrual period, provided that you have made the election described above under “Payments or Accruals of Interest”. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the ca se may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its remaining redemption amount, i.e., the total of all future payments to be made on the debt security other than payments of qualified stated interest, or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

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Floating rate debt securities generally will be treated as “variable rate debt instruments” under the OID Regulations. Accordingly, the stated interest on a Floating Rate Debt Security generally will be treated as “qualified stated interest” and such a Debt Security will not have OID solely as a result of the fact that it provides for interest at a variable rate. If a floating rate debt security does not qualify as a “variable rate debt instrument,” the debt security will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. We will provide a detailed description of the tax considerations relevant to U.S. holders of any such Debt Securities in the prospectus supplement.

Certain debt securities may be redeemed prior to maturity, either at our option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Debt securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to Original Issue Discount Debt Securities with maturities of one year or less (“short-term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as described below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security, you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term debt security you may elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As discussed above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus whether the debt security is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the

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election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payment s on the debt security and the exchange rate on the date the holder acquired the debt security. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the debt security. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

Market Discount

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt secur ity, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in gross income currently as it accrues, on either a ratable or constant yield basis, in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period, or portion thereof within the holder’s taxable year.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. We will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations in the prospectus supplement.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to a 31% United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements.

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PLAN OF DISTRIBUTION

United Utilities may sell the debt securities offered by this prospectus through agents, underwriters or dealers, or directly to one or more purchasers.

The prospectus supplement relating to any offering will identify or describe:

•	any underwriter, dealers or agents;

•	their compensation;

•	the net proceeds to us;

•	the purchase price of the debt securities;

•	any initial public offering price of the debt securities; and

•	any exchange on which the debt securities will be listed.

Agents

We may designate agents who agree to use their reasonable efforts to solicit purchases of the debt securities during the term of their appointment to sell debt securities on a continuing basis.

Underwriters

If we use underwriters for the sale of debt securities, they will acquire the debt securities for their own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless we otherwise state in the applicable prospectus supplement, various conditions will apply to the underwriters’ obligation to purchase the debt securities, and the underwriters will be obligated to purchase all of the debt securities contemplated in an offering if they purchase any of such debt securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Dealers

If we use dealers in the sale, unless we otherwise indicate in the applicable prospectus supplement, we will sell the debt securities to the dealers as principals. The dealers may then resell the debt securities to the public at varying prices that the dealers may determine at the time of resale.

Direct Sales

We may also sell debt securities directly without using agents, underwriters or dealers.

Securities Act of 1933; Indemnification

Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act of 1933, and any discounts and commissions they receive from us and any profit on their resale of debt securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. Agreements that we will enter into with underwriters, dealers or agents may entitle them to indemnification by us against various civil liabilities. These include liabilities under the Securities Act of 1933. The agreements may also entitle them to contribution for payments which they may be required to make as a result of these liabilities. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Market Making

In the event that we do not list debt securities of any series on a US national securities exchange, various broker-dealers may make a market in the debt securities, but will have no obligation to do so, and may discontinue any market making at any time without notice. Consequently, it may be the case that no broker-dealer will make a market in debt securities of any series or that the liquidity of the trading market for the debt securities will be limited.

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VALIDITY OF SECURITIES

Certain matters of United States and English law relating to the debt securities offered through this prospectus will be passed upon for United Utilities by Cleary, Gottlieb, Steen & Hamilton.

EXPERTS

The consolidated financial statements of United Utilities as of 31 March, 2000 and 31 March, 1999, and for each of the years in the three-year period ended 31 March, 2000 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG Audit Plc, Chartered Accountants, as experts in accounting and auditing. To the extent that KPMG Audit Plc audits and reports on consolidated financial statements of United Utilities issued at future dates, and consents to the use of their report, such financial statements will also be incorporated by reference in the registration statement in reliance upon their reports.